# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Icon Energy Corp, CIK 0001995574
CUSIP: Y4001C305
Title of class of securities: Common Shares, $0.001 par value per share
Address of issuer's principal executive offices: c/o Pavimar Shipping Co. 17th km, National Road Athens-Lamia & Foinikos St, Athens, Greece (J3), 14564
Date of event which requires filing of this statement: 12/31/2025
Amends the filing with accession number 0001140361-25-025252
Filed by CIK 0002044902
Persons authorized to receive notices and communications: Atlantis Holding Corp., c/o Pavimar Shipping Co., 17th km National Road, Athens, Greece (J3), 14564, 30 211 88 81 300

## Reporting persons
- Atlantis Holding Corp. /RMI/ (CIK 0002044902): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 8,357,548; sole dispositive power 0; shared dispositive power 8,357,548; aggregate amount beneficially owned 8,357,548 (76.9% of the class)
  Comment: Note to Rows 8, 10 and 11:
  This amount includes (i) 1,000 Common Shares, $0.001 par value per share ("Common Shares") of Icon Energy Corp. (the "Issuer") and (ii) 8,356,548 Common Shares that may be deemed to be beneficially owned by the Reporting Person as of January 20, 2026, issuable upon the hypothetical conversion of 18,954 Series A Cumulative Convertible Perpetual Preferred Shares ("Series A Preferred Shares") of the Issuer owned by the Reporting Person. All Series A Preferred Shares (but not a portion) are convertible to Common Shares commencing July 16, 2025 and until July 15, 2032. See Item 3 for a description of the terms of the Series A Preferred Shares.
  
  Note to Row 13:
  Calculated pursuant to Rule 13d-3(d)(1)(i) based on (i) the 2,508,470 Common Shares issued and outstanding as of January 20, 2026, as provided by the Issuer to the Reporting Person, and (ii) and the 8,356,548 Common Shares issuable upon the hypothetical conversion of 18,954 Series A Preferred Shares owned by the Reporting Person as of January 20, 2026.
- Ismini Panagiotidi: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: other (OO); sole voting power 0; shared voting power 8,357,548; sole dispositive power 0; shared dispositive power 8,357,548; aggregate amount beneficially owned 8,357,548 (76.9% of the class)
  Comment: Note to Rows 8, 10 and 11:
  This amount includes (i) 1,000 Common Shares, $0.001 par value per share ("Common Shares") of Icon Energy Corp. (the "Issuer") and (ii) 8,356,548 Common Shares that may be deemed to be beneficially owned by the Reporting Person as of January 20, 2026, issuable upon the hypothetical conversion of 18,954 Series A Cumulative Convertible Perpetual Preferred Shares ("Series A Preferred Shares") of the Issuer owned by the Reporting Person. All Series A Preferred Shares (but not a portion) are convertible to Common Shares commencing July 16, 2025 and until July 15, 2032. See Item 3 for a description of the terms of the Series A Preferred Shares.
  
  Note to Row 13:
  Calculated pursuant to Rule 13d-3(d)(1)(i) based on (i) the 2,508,470 Common Shares issued and outstanding as of January 20, 2026, as provided by the Issuer to the Reporting Person, and (ii) and the 8,356,548 Common Shares issuable upon the hypothetical conversion of 18,954 Series A Preferred Shares owned by the Reporting Person as of January 20, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.001 par value per share
Name of issuer: Icon Energy Corp
Address of issuer's principal executive offices: c/o Pavimar Shipping Co. 17th km, National Road Athens-Lamia & Foinikos St, Athens, Greece (J3), 14564
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the statement on Schedule 13D filed on July 8, 2025 (and as may be further amended and supplemented from time to time, the "Schedule 13D"), relating to the common shares, par value $0.001 per share ("Common Shares") of Icon Energy Corp. (the "Issuer") beneficially owned by each of the Reporting Persons.

Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended and supplemented by replacing it in its entirety with the following:

"The Reporting Persons became beneficial owners of Common Shares pursuant to an exchange agreement dated June 11, 2024 ("Exchange Agreement"), whereby the Issuer acquired all of the outstanding share capital of Maui Shipping Co. ("Maui") in exchange for 15,000 Series A Cumulative Convertible Perpetual Preferred Shares ("Series A Preferred Shares"), 1,500,000 Series B Perpetual Preferred Shares ("Series B Preferred Shares"), and 5,000 Common Shares of the Issuer. Immediately before the exchange, Maui was wholly owned by Atlantis Holding Corp. ("Atlantis"). As part of the exchange, the Reporting Persons forfeited the Common Shares beneficially owned by them at the time.

Series A Preferred Shares have no voting rights, subject to limited exceptions. Each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025 and until July 15, 2032, to convert all (but not a portion), of the Series A Preferred Shares beneficially held by such holder into the number of Common Shares equal to the quotient of the aggregate stated amount of the Series A Preferred Shares converted plus any accrued and unpaid dividends divided by the conversion price then in effect.

Series B Preferred Shares have no dividend or distribution rights, other than upon our liquidation, dissolution or winding up. Each Series B Preferred Share has the voting power of 1,000 Common Shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders.

On June 30, 2025, Atlantis Holding Corp. ("Atlantis") acquired 2,249 Series A Preferred Shares, as a result of the Issuer's election to pay in kind the dividend due on the Series A Preferred Shares.

On December 31, 2025, Atlantis acquired 1,705 Series A Preferred Shares, as a result of the Issuer's election to pay in kind the dividend due on the Series A Preferred Shares."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Rows (7) through (13) of the cover page of this Amendment and the accompanying notes to such Rows are incorporated herein by reference. Atlantis is controlled by Ismini Panagiotidi. Mrs. Panagiotidi may be considered to be a beneficial owner of the Common Shares held by Atlantis by virtue of her control of the equity and voting power of Atlantis.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Rows (7) through (13) of the cover page of this Amendment and the accompanying notes to such Rows are incorporated herein by reference. The Reporting Persons share beneficial ownership over all of the Common Shares reported in this Amendment.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment, the Reporting Persons did not effect any transactions in the Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Atlantis Holding Corp. /RMI/: /s/ Ismini Panagiotidi, Ismini Panagiotidi / President and Sole Director (01/20/2026)
- Ismini Panagiotidi: /s/ Ismini Panagiotidi, Ismini Panagiotidi (01/20/2026)